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Pricing Supplement dated March 4, 1997                       Rule 424(b)(3)
(To Prospectus dated March 9, 1994 and                    File No. 33-52359
Prospectus Supplement dated March 9, 1994)



                      TOYOTA MOTOR CREDIT CORPORATION

                       Medium-Term Note - Fixed Rate

_______________________________________________________________________________


Principal Amount:  $20,000,000           Trade Date: March 4, 1997
Issue Price:  100%                       Original Issue Date: March 18, 1997
Interest Rate: 7.00%                     Net Proceeds to Issuer:  $20,000,000
Interest Payment Dates: Monthly on the 18th    Principal's Discount or
 of each month, commencing April 18, 1997      Commission:  0.0%
Stated Maturity Date: March 18, 2005


_______________________________________________________________________________




Day Count Convention:
  [x]  30/360 for the period from March 18, 1997 to March 18, 2005
  [ ]  Actual/365 for the period from               to
  [ ]  Other (see attached)                       to

Redemption:
  [ ] The Notes cannot be redeemed prior to the Stated Maturity Date.
  [x] The Notes may be redeemed prior to Stated Maturity Date.
      Initial Redemption Date: March 18, 1998
      Initial Redemption Percentage:  100%
      Annual Redemption Percentage Reduction:  Not applicable

Repayment:
  [x] The Notes cannot be repaid prior to the Stated Maturity Date.
  [ ] The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
      Optional Repayment Date(s):
      Repayment Price:     %

Currency:
  Specified Currency:  U.S. dollars
      (If other than U.S. dollars, see attached)
  Minimum Denominations:
      (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [x] No
  Total Amount of OID:
  Yield to Maturity:
  Initial Accrual Period:

Form:  [x] Book-entry            [ ] Certificated
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                        ___________________________
                            Smith Barney Inc.

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                       ADDITIONAL TERMS OF THE NOTES

Redemption

         The Notes are subject to redemption by TMCC, in whole but not in part, on the Initial Redemption Date stated above and on each September 18 and March 18 thereafter up to, but excluding, the Stated Maturity Date, subject to not less than 20 nor more than 60 calendar days' prior notice.

Plan of Distribution

         Under the terms of and subject to the conditions of an Appointment Agreement dated as of February 9, 1996 (the
 Agreement ) and an Appointment Agreement Confirmation dated March 4, 1997, TMCC and Smith Barney Inc., Smith Barney Inc., acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100.0% of their principal amount. Smith Barney Inc. proposes to offer the Notes at an initial public offering price of 100% of the principal amount thereof. After the Notes are released for sale to the public, the offering price may from time to time be varied by Smith Barney Inc.

         Under the terms and conditions of the Agreement, Smith
Barney Inc. is committed to take and pay for all of the Notes offered hereby if any are taken.

Certain U.S. Tax Considerations

              The following is a summary of the principal U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, persons who hold the Notes as a hedge against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, or U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash. The discussion below is based upon the Internal Revenue Code of 1986, as amended, and final, temporary and proposed United States Treasury Regulations. Persons considering the purchase of the Notes should consult with and rely solely upon their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences arising under the laws of any other domestic or foreign taxing jurisdiction.

              Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

              U.S. Holders. Although there is a possibility that the Notes will not be outstanding until the Stated Maturity Date, the general rule under the regulations regarding OID is that in determining the yield and maturity of a debt instrument that provides an issuer with an unconditional option or options,
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exercisable on one or more dates during the term of the debt instrument, that if exercised require payments to be made on the debt instrument under an alternative schedule, the issuer will be deemed to exercise such option or combination of options in a manner that minimizes the yield on the debt instrument. Under the foregoing rules, the Notes are treated as if they will not be redeemed by TMCC, and thus as if they were to remain outstanding until the Stated Maturity Date. Under the foregoing principles, the amount payable with respect to a Note at the Fixed Interest
Rate should be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or are received in accordance with such U.S. Holder's regular method of tax accounting.